UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of September, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


           19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

This report on Form 6-K is incorprated by reference to e-SIM Ltd.'s registration statement on Form S-8 filed with the Securities and Exchange Commission, or the Commission, on February 23, 1999 (Registration No. 333-10046) and its registration statement on Form S-8 filed with the Commission on September 29, 2003 (Registration No. 333-109212).

The following are included in this report on Form 6-K:

                                                                Sequential
  Exhibit                    Description                        Page Number
  -------                    -----------                        -----------

     1.          Press release, dated September 17, 2003.          3

FOR IMMEDIATE RELEASE

    MEDIA CONTACT:                                           INVESTOR CONTACT:
    Judyth Eichenholz                                        Yaron Eldad
    e-SIM Ltd.                                               e-SIM Ltd.
    +1-888-742-9364                                          +972-2-587-0770
    judyth@e-sim.co.il                                       yaron@e-sim.co.il
    ------------------                                       -----------------


                   E-SIM LTD. REPORTS SECOND QUARTER EARNINGS


           JERUSALEM, Israel, September 17, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for electronic products, today announced its financial results for the second quarter, ended July 31, 2003.

           Revenues for the second quarter were $1,306,839, compared with the revenues for the previous quarter of $1,160,886, an increase of 12.5%. The second quarter of 2002 saw revenues of $1,524,032, 16.6% more than Q2 of 2003. Combined revenues for the first two quarters of 2003 were $2,467,725, compared to $2,604,828 for the first two quarters of 2002, a decrease of 5.2%.

           Gross profit for the current quarter was $821,811 as compared to $712,370 for Q1 of this year, representing an increase of 15.3%. In Q2 of 2002 gross profit was $1,058,645, or 28.8% higher than Q2 2003. Gross profit for the six months ending July 31, 2003 was $1,534,181 as compared to $1,738,714 for the six months ending July 31, 2002, a decrease of 11.8%.

           Net loss for the quarter was $595,363 or $0.05 a share, compared with the previous quarter's net loss of $831,763 or $0.07 per share, a decrease of 28.4%. The comparable quarter in 2002 saw a net loss of $486,557 or $0.04 per share, an increase of 22.3% in Q2 2003.


           Operating expenses for Q2 2003 were $1,370,511 as compared to $1,402,294 for the preceding quarter, a decrease of 2.3%. In Q2 of 2002, they were $1,564,794, representing a decrease of 12.4% from that period.


           The company's backlog of orders is $2,437,704.


                                   ABOUT E-SIM
                                   -----------

           Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment. e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. The RapidPLUS(TM) solution enables smooth development of wireless and electronic products and brings them to market faster with lower development costs.

           e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.


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
           Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

                                      # # #

                                                                                        E-SIM LTD.
                                                                               CONSOLIDATED BALANCE SHEETS
                                                                                      IN U.S. DOLLARS

                                                                            July 31,                         January 31,
                                                                           -----------                       -----------
                                                                              2003                              2003
                                                                           -----------                       -----------
                                                                           (Unaudited)                        (Audited)
        ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                                385,828                           627,358
     Trade receivables                                                        440,465                         1,594,266
     Other receivables and prepaid expenses                                   356,664                           433,760
                                                                           -----------                       -----------

 Total current assets                                                       1,182,957                         2,655,384
                                                                           -----------                       -----------

 SEVERANCE PAY FUND                                                           666,410                           598,486
                                                                           -----------                       -----------


 LONG TERM PREPAID EXPENSES                                                    63,864                            63,726
                                                                           -----------                       -----------


 PROPERTY AND EQUIPMENT, NET                                                  444,999                           533,582
                                                                           -----------                       -----------

                                                                            2,358,230                         3,851,178
                                                                           ===========                       ===========


 LIABILITIES AND SHAREHOLDERS'
     DEFICIENCY

 CURRENT LIABILITIES:
     Short term bank credit                                                    24,186                            13,703
     Current maturities of long-term bank loans                             2,693,334                         2,069,901
     Current maturities of convertible bank loans                             690,338                           690,338
     Trade payables                                                           782,441                           630,253
     Related parties                                                        1,059,197                         1,658,594
     Convertible loan from a related party                                    190,000                           190,000
     Employees and payroll accruals                                           643,439                           642,996
     Deferred revenues                                                        696,028                         1,264,824
     Accrued expenses and other liabilities                                   428,836                           239,413
                                                                           -----------                       -----------

 Total current liabilities                                                  7,207,799                         7,400,022
                                                                           -----------                       -----------

 LONG-TERM LIABILITIES
     Accrued severance pay                                                    978,456                           869,141
     Royalties to OCS and Marketing fund                                      455,082                           473,353
                                                                           -----------                       -----------
 Total long-term liabilities                                                1,433,538                         1,342,494
                                                                           -----------                       -----------

 SHAREHOLDERS' DEFICIENCY                                                  (6,283,107)                       (4,891,338)
                                                                           -----------                       -----------
                                                                            2,358,230                         3,851,178
                                                                           ===========                       ===========


                                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                  IN U.S. DOLLARS

                              Three months ended                           Six months ended                    Year ended
                                   July 31,                                   July 31,                         January 31,
                        ---------------------------   ----------------------------------------------   ----------------------------
                             2003          2002             2003         2002              2003            2002             2001
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------
                          (Unaudited)    (Unaudited)    (Unaudited)  (Unaudited)        (Audited)       (Audited)         (Audited)
 Revenues:
      Products             $ 483,707    $  830,260      $  896,300    $ 1,358,468       $ 3,304,047     $ 3,030,709    $6,818,003
      Services               823,132       693,772       1,571,425      1,246,360         2,916,085       2,005,616     3,063,239
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------
                           1,306,839     1,524,032       2,467,725      2,604,828         6,220,132       5,036,325     9,881,242
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------
 Cost of revenues:

        Products              33,922        65,793          60,168         124,051          267,132         169,400      383,004

        Services             451,106       399,594         873,376         742,063        1,662,618       1,775,408     1,734,794
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------

                             485,028       465,387         933,544         866,114        1,929,750       1,944,808     2,117,798
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------

 Gross profit                821,811     1,058,645       1,534,181      1,738,714         4,290,382       3,091,517     7,763,444
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------
 Operating   expenses
and costs:
   Product
  development                                                                                                           2,474,859
   Web-site
  development                                                                                                             800,086
     Research and
     development,
     net                     427,520       360,159         821,655        737,708         1,463,965       2,609,742     2,773,708
  Selling,marketing,
  general         and
  administrative, net        942,991     1,204,635       1,951,150      2,306,116         4,260,681       7,853,854     8,751,805
    Restructuring
  and impairment of
  web-site
  development costs                                                                                         910,303
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------

 Total      operating
expenses                   1,370,511     1,564,794       2,772,805      3,043,824         5,724,646      11,373,899    14,800,458
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------

 Operating loss            (548,700)     (506,149)     (1,238,624)    (1,305,110)       (1,434,264)     (8,282,382)    (7,037,014)
 Financial   expenses
(income), net                 45,880      (41,055)         176,456      (106,370)           (8,961)         209,345      (230,051)

 Other expenses, net                         6,589             597         89,621            94,640         426,108       730,559
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------

 Net   loss    before
taxes on income            (594,580)     (471,683)     (1,415,677)    (1,288,361)       (1,519,943)     (8,917,835)    (7,537,522)

 Taxes on income                783        14,874          11,449         24,844           199,271          62,247         56,197
                        ------------- -------------   -------------  -------------     -------------   -------------  -------------

 Net   loss  for  the
period                    ($595,363)    ($486,557)    ($1,427,126)   ($1,313,205)      ($1,719,214)    ($8,980,082)   ($7,593,719)
                        ============= =============   =============  =============     =============   =============  =============


 Basic  and   diluted
net loss per share           ($0.05)       ($0.04)         ($0.12)        ($0.11)           ($0.15)         ($0.77)        ($0.65)
                        ============= =============   =============  =============     =============   =============  =============
 Weighted average
  number of shares
  used in computing:
    basic and
    diluted loss
     per share           11,665,359    11,665,359      11,665,359      11,665,359       11,665,359      11,663,170     11,642,687
                        ============= =============   =============  =============     =============   =============  =============


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     e-SIM LTD.


Date:  October 9, 2003               By   /s/ Yaron Eldad
                                        ---------------------------------------
                                        Name:   Yaron Eldad
                                        Title:  Chief Financial Officer
                                                and Chief Operating Officer